Exhibit 1.01

Cardinal Health, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2014
Introduction
This conflict minerals report has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2014 to December 31, 2014. References to "Cardinal Health," "we," "our" and similar pronouns in this report refer to Cardinal Health, Inc. and its consolidated subsidiaries unless the context requires otherwise.
This report relates to our products that were manufactured, or contracted to be manufactured, during calendar year 2014 that contain the "conflict minerals" specified in Rule 13p-1 that are necessary to the functionality or production of those products and that we had reason to believe may have originated in the Democratic Republic of the Congo or an adjoining country (together, the “Covered Countries”) and may not have come from recycled or scrap sources. The conflict minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives, which are limited to tantalum, tin and tungsten. The only product subject to this report is an ureteral stone retrieval device that our Medical segment manufactures for a third party. This reporting period is the first year that we manufactured or contracted to manufacture a product containing necessary conflict minerals.
Due Diligence Framework
We designed our due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework set forth in the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, second edition, and related supplements for gold, tin, tantalum and tungsten (the "OECD guidance").
Because we do not have direct relationships with conflict minerals smelters and refiners, we do not perform or direct audits of smelters and refiners within our supply chain. As a result, consistent with the recommendations for downstream companies in the OECD guidance, our due diligence program relies on cross-industry initiatives, such as those led by the Conflict-Free Sourcing Initiative (“CFSI”), to conduct upstream smelter and refiner due diligence.
Due Diligence Measures Performed
In accordance with the OECD guidance, as part of our due diligence efforts for 2014, we:

•	Adopted a conflict minerals policy (the "policy"). The policy is available on our website at www.cardinalhealth.com under “About Us — Corporate Governance — Policies and Other.”

•	Established a conflict minerals steering committee to direct the overall conflict minerals compliance program, including representatives from sourcing, compliance, legal, finance and internal audit.

•	Implemented a mechanism to ask questions or report any concerns relating to our policy or conflict minerals program to a Cardinal Health representative via a dedicated e-mail address.

•
Engaged with the one in-scope supplier for the component containing the conflict minerals of the product subject to this report by notifying the supplier that we are subject to Section 1502 of the Dodd-Frank Act and requesting the supplier to cooperate by responding to the CFSI's conflict minerals reporting template survey ("CMRT").

•	Reviewed the supplier's responses to the CMRT, including for inconsistencies.

•	Sent a follow-up letter to the supplier seeking updated information from the response to our initial request for the CMRT.
Elements of our due diligence process designed to respond to identified risks included sending the follow-up letter referenced above to the supplier. In that letter, we also asked the supplier about its progress and plans for its conflict minerals program and encouraged the supplier to consider validated smelters and refiners that are certified as "DRC conflict free" as alternative sources of conflict minerals. As discussed in more detail below under "Results of Due Diligence," the supplier indicated it was unable to provide information about the smelters and refiners in its supply chain and the countries of origin of its conflict minerals. We reported these findings to senior management.
As indicated in the Form SD, this report is publicly available on our website at www.cardinalhealth.com under “About Us — Corporate Governance — Policies and Other.”

Results of Due Diligence
We received a completed CMRT from the one in-scope supplier for the component containing the conflict minerals of the product subject to this report. However, the supplier indicated it was unable to provide information about the smelters and refiners in its supply chain and the countries of origin of its conflict minerals because it was still gathering this information. As a result, we are unable to provide a description of the facilities that processed the necessary conflict minerals used in the production of the product covered by this report or a description of the countries of origin of these minerals. Our efforts to determine the mine or location of origin of the conflict minerals in our product with the greatest possible specificity consisted of the due diligence measures described in this report, including our efforts to seek information from the supplier using the CMRT.
Future Steps to Mitigate Risk
As part of our commitment to continual improvement, we intend to take the following steps to enhance our due diligence to further mitigate the risk that the conflict minerals in our products could benefit armed groups in the Covered Countries:

•
continuing supply chain due diligence efforts and engagement with suppliers to identify sources of conflict minerals, including requesting completion of CMRTs by additional suppliers as our manufacturing businesses expand through acquisitions;

•	engaging with suppliers that provide incomplete or uncertain information or do not respond to the CMRT;

•	encouraging suppliers to use certified conflict-free sources of conflict minerals;

•	implementing a process to communicate the conflict minerals policy and other conflict minerals sourcing requirements to new suppliers; and

•	continuing to develop our strategy to respond to any risks that we might identify in our conflict minerals supply chain.

2